X Rail Entertainment, Inc.
9480 S. Eastern Ave. Suite 205
Las Vegas, NV  89123

 June 21, 2017

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

             RE:  X Rail Entertainment, Inc. Form 10

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, X Rail Entertainment, Inc. (the "Company") hereby respectfully requests the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's registration statement on Form 10 (File No. 000-55797) filed with the Commission on June 6, 2017 (including all exhibits thereto, the "Registration Statement").

The Company requests withdrawal of the Registration Statement as the Company, in lieu of proceeding with the Form 10, intends to seek to become a reporting company under the Securities Exchange Act of 1934, as amended, pursuant to the Company's pending registration statement on Form S-1

This will also confirm that the Registration Statement was not declared effective by the Commission.

Please contact Jeff Cahlon, Esq. at 212-398-2742 with any questions regarding this request for withdrawal.

Very truly yours,

X Rail Entertainment, Inc.

By: /s/ Michael Barron
Name: Michael Barron
Title: Chief Executive Officer